SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 12b-25

Commission File Number   001-13855

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K	☐ Form 20-F	☐ Form 11-K	☒ Form 10-Q	☐ Form N-SAR
☐ Form N-CAR

For Period Ended: June 30, 2010

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type.
Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

ILX Resorts Incorporated
Full name of registrant

Former name if applicable

2111 E. Highland Ave, Suite200
Address of principal executive office

Phoenix, AZ 85016
City, state and zip code

PART II - RULE 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25 (b), the following should be completed. (Check box if appropriate.)

☒
(a)   The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)   The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K, Form N-SAR, Form N-SAR, or portion thereof, will be filed on or before the 15 th  calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
(c)   The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR or the transition report portion thereof could not be filed within the prescribed time period.

As reported in the Company’s Current Report on Form 8-K filed on July 28, 2010, the Company’s Amended Joint Plan of Reorganization (“Joint Plan”) was confirmed by the United States Bankruptcy Court for the District of Arizona and the related Sales Order was also approved.  ILX has severely curtailed its operations and will remain in existence after the Effective Date of the Joint Plan only for the limited purpose of winding down.  The Joint Plan was filed as an Exhibit to the previously referenced Current Report on Form 8-K and is incorporated herein by reference.  The Joint Plan calls for the sale of substantially all of ILX’s operating assets and the liquidation or distribution of the remainder.

ILX has significantly reduced its number of employees.  Within the last month, employees have left ILX in anticipation of the completion of the Asset Sale and the Effective Date of the Joint Plan and remaining ILX employees continue to accept jobs with other employers.  ILX’s accounting and compliance departments charged with Sarbanes Oxley Act compliance are left at 40% of pre-bankruptcy staffing.  The remaining staff is principally engaged in dealing with bankruptcy related matters and wind down operations including: cash management, preparing detailed cash collateral reports, analyzing and processing accounts payable and accounts receivable, completing the monthly general ledger close and resultant reconciliations, tax return preparation , ERISA program reporting and distributions and preparing the Operating Reports for the United States Trustee.  Full Exchange Act compliance would require significant additional effort from ILX’s already limited and strained staff as well as procurement of significant additional legal, accounting and compliance resources.  ILX has petitioned the Commission for relief from obligations to fulfill the reporting requirements and requested instead to supply monthly reports as filed with the United States Bankruptcy Court.

PART IV
OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

Margaret Eardley, Chief Financial Officer	(602)	553-9435
(Name)	(Area Code)	(Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed?  If the answer is no, identify report(s).

☒ Yes      ☐ No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒ Yes     ☐  No

If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.
Please refer to Part III above.  The Company would be required to change accounting to liquidation basis which result in a significant reduction in assets and liabilities.

ILX Resorts Incorporated
 Name of Registrant as Specified in Charter.

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: August 16, 2010	By:	/s/Nancy J. Stone
Nancy J. Stone
President